EXHIBIT 99.1

News Release dated October 5, 2022, Suncor Energy focuses on hydrogen and renewable fuels – sells wind and solar assets

News Release

FOR IMMEDIATE RELEASE

Suncor Energy focuses on hydrogen and renewable fuels - sells wind and solar assets

All financial figures are in Canadian dollars.

Calgary, Alberta (October 5, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced it has reached an agreement to sell its wind and solar assets for $730 million to Canadian Utilities Limited, an ATCO company. As previously announced, Suncor is divesting its wind and solar assets to focus on areas of energy expansion, hydrogen and renewable fuels, that are more complementary to its core business as the company progresses to net-zero by 2050.

“Divesting of these wind and solar assets further streamlines our portfolio so that we can concentrate our efforts on our core business,” said Kris Smith, Suncor Interim President and Chief Executive Officer. “Our ESG efforts will continue to advance in other areas that are complementary to our core business such as replacing coke-fired boilers at Base Plant with lower emission cogeneration units, investing in hydrogen and low-carbon fuels and accelerating commercial scale deployment of carbon capture technology.”

The sale includes interest in Magrath, Chin Chute and Adelaide wind farms, as well as Forty Mile wind farm which is expected to be operating by year end, and development stage renewable power assets.

The transaction is expected to close in the first quarter of 2023 and is subject to customary closing conditions, including applicable third-party regulatory reviews and approvals. The purchase price is subject to closing adjustments typical of transactions of this nature.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include references to: Suncor's goal of being net-zero by 2050 and its belief that its focus on areas of energy expansion, hydrogen and renewable fuels are complementary to its core business and will help the company progress towards such goal; its belief that the divestment will further streamline Suncor's portfolio and allow it to concentrate its efforts on its core business; Suncor's expectations regarding its ESG efforts; statements regarding the sale of Suncor's wind and solar assets, including the expectation it will close in the first quarter of 2023; and that the Forty Mile wind asset farm will be operating by year end. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter of 2022 dated August 4, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com